UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                           For the date of 8 May, 2003

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





For Immediate Release 8th May 2003


                           Allied Irish Banks, p.l.c.

                  Allotment of Shares in lieu of Cash Dividend

Allied Irish Banks, p.l.c. has applied to the Irish and London Stock Exchanges, and to the UK Listing Authority, to list 5,693,140 new ordinary shares of nominal value EUR 0.32 each, fully paid, in connection with the Bank's Dividend Reinvestment Plan. The following are the relevant details:

Dividend: Final Dividend, Year ended 31 December 2002.

Dividend Amount: EUR 0.3181 per share.

Price per share: EUR 11.80 per share
                    (calculated, in accordance with the Rules of the AIB Dividend Reinvestment Plan, as the average of the middle-market quotations of the Bank's shares on the Irish Stock Exchange for the five days commencing 26 February
                    2003).


Copies of this announcement are available from the Registered Office of the Company for fourteen days following the date of publication, and from the Document Viewing Facility of the UKLA during the next two business days.


                                      -END-






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                                ALLIED IRISH BANKS, p.l.c.
                                                (Registrant)


Date  8 May 2003                             By: ___________________
                                                 Gary Kennedy
                                                 Group Director, Finance,
                                                 Risk and Enterprise
                                                 Technology
                                                 Allied Irish Banks, p.l.c.